                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

FILED BY THE REGISTRANT [ ]
FILED BY A PARTY OTHER THAN THE REGISTRANT [X]

Check the appropriate box:

[X] Preliminary Proxy Statement      [ ] Confidential, For Use of the Commission
                                         Only (as permitted by rule l4a-6(e)(2))
[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule l4a-12

                              GILMAN + CIOCIA, INC.

                (Name of Registrant as Specified in Its Charter)

  MICHAEL P. RYAN, RALPH PORPORA, JAMES CIOCIA, KENNETH COPANS, WILLIAM DEVINE,
   STEVEN GILBERT, KATHRYN TRAVIS, ALEXANDER RAPPAPORT, HARVEY STEIN, RICHARD
                   VOGEL, IRA MARTIN AND PRIME PARTNERS, INC.

    (Name of Person(s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules l4a-6(i)(1) and 0-11.

(1)  Title of each class of securities to which transaction applies:

(2)  Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)  Proposed maximum aggregate value of transaction:

(5)  Total fee paid:

     [ ]  Fee paid previously with preliminary materials:

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1 1(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)  Amount previously paid:

(2)  Form, Schedule or Registration Statement No.:

(3)  Filing Party:

     Date Filed:

                        PRELIMINARY COPY - JULY __, 2002

                              SUBJECT TO COMPLETION

                                CONSENT STATEMENT

               THE CONCERNED STOCKHOLDERS OF GILMAN + CIOCIA, INC.
                          c/o MacKenzie Partners, Inc.
                               105 Madison Avenue
                               New York, NY 10016

            SOLICITATION OF WRITTEN CONSENTS IN LIEU OF A MEETING OF
                      STOCKHOLDERS OF GILMAN & CIOCIA, INC.

This Consent Statement and the accompanying form of written consent are furnished by the Concerned Stockholders of Gilman & Ciocia, Inc. in connection with their solicitation of written consents from holders of common stock, par value $.01 per share (the "Common Stock"), of Gilman + Ciocia, Inc. (the "Company"), to take the following actions (the "Proposals") without a meeting of the Company's stockholders, as permitted by Delaware law:

1. The amendment of the Company's Bylaws to provide that the maximum number of Directors constituting the Company's Board of Directors shall be seventeen;

2. The amendment of the Company's Bylaws to provide that the Company's stockholders (and not the Board of Directors) shall determine the number of Directors serving on the Company's Board of Directors from time to time;

3. The amendment of the Company's Bylaws to provide that the Company's stockholders (and not the Board of Directors) shall fill vacancies created by any increase in the number of Directors constituting the Board of Directors;


4. For the Company's stockholders to determine pursuant to the Company's Bylaws (as so amended) that the number of Directors serving on the Company's Board of Directors shall be nine; and

5. To elect one Class A Director, one Class B Director and one Class C Director to the Company's Board of Directors to fill the three vacancies so created.


The approximate date that the Concerned Stockholders intend this Consent Solicitation and the enclosed form of written consent will be mailed to holders of Common Stock is July __, 2002.

THE WHITE FORM OF WRITTEN CONSENT ENCLOSED WITH THIS CONSENT SOLICITATION IS SOLICITED BY MICHAEL P. RYAN, RALPH PORPORA, JAMES CIOCIA, KENNETH COPANS, WILLIAM DEVINE, STEVEN GILBERT, KATHRYN TRAVIS, ALEXANDER RAPPAPORT, HARVEY STEIN, RICHARD VOGEL, IRA MARTIN AND PRIME PARTNERS, INC. (WHO CONSTITUTE THE CONCERNED STOCKHOLDERS) AND NOT BY THE COMPANY'S BOARD OF DIRECTORS.

Together with Edward H. Cohen, a nominee for election as a Director of the Company, the Concerned Stockholders comprise all the participants in this consent solicitation.

Stockholders of the Company are being asked to express their consent to the Proposals by MARKING, SIGNING and DATING each proposal on the enclosed WHITE consent card and returning it to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016 in accordance with the instructions set forth below.

THIS IS AN IMPORTANT MATTER AND ALL STOCKHOLDERS ARE RESPECTFULLY URGED TO EXECUTE AND RETURN THE ENCLOSED WRITTEN CONSENT AS PROMPTLY AS POSSIBLE. A BROKER NON-CONSENT, ABSTENTION OR FAILURE TO SIGN AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT TO THE PROPOSALS.


The Proposals will become effective on the date when the written consents of holders of a majority of the shares of the Common Stock outstanding on the Record Date as determined in accordance with Delaware law (the "Record Date") are delivered to the Company, so long as each of such consents is delivered to the Company within 60 days of the earliest dated consent delivered to the Company. As applicable here, Section 213(b) of the Delaware General Corporation Law ("DGCL") provides that the record date for a consent solicitation shall be as established by the Board of Directors of the Company, which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board, or, if no record date is established, shall be the first date on which a signed written consent is delivered to the Company. Certain of the Concerned Stockholders delivered signed written consents to the Company on July 1, 2002. Accordingly, the Record Date is July 1, 2002.


A consent executed by a stockholder may be revoked at any time before its effectiveness by submitting (i) a written, dated revocation of such consent or
(ii) a later dated consent covering the same shares. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective and must be executed and delivered prior to the time that the action authorized by the executed consent is taken. The revocation may be delivered to MacKenzie Partners, Inc., at 105 Madison Avenue, New York, NY 10016. Although a revocation or later dated consent delivered only to the Company will be effective to revoke a previously executed consent, the Concerned Stockholders request that if a revocation or later dated consent is delivered to the Company, a photocopy of the revocation or later dated consent also be delivered to the Concerned Stockholders in care of MacKenzie Partners, Inc., at the address set forth above, so that the Concerned Stockholders will be aware of such revocation.

IT IS CURRENTLY THE INTENTION OF THE CONCERNED STOCKHOLDERS TO CEASE THE SOLICITATION OF CONSENTS ONCE THEY HAVE DETERMINED THAT VALID AND UNREVOKED CONSENTS REPRESENTING AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK AS OF THE RECORD DATE HAVE BEEN OBTAINED AND TO DELIVER SUCH CONSENTS TO THE COMPANY IN THE MANNER REQUIRED BY SECTION 228 OF THE DGCL AS SOON AS PRACTICABLE THEREAFTER. WHEN THE PROPOSALS FOR WHICH CONSENTS ARE GIVEN BECOME EFFECTIVE, A STOCKHOLDER WILL BE UNABLE TO REVOKE HIS OR HER CONSENT.

The members of the Concerned Stockholders will bear the cost of preparing, assembling and mailing this Consent Statement and the enclosed form of consent. If the Concerned Stockholders are successful in obtaining the written consent of holders of a majority of the Company's issued and outstanding Common Stock, they may seek reimbursement of their expenses from the Company. In addition to the use of mail, the Concerned Stockholders, or their representatives, may solicit proxies by telephone, telegram, electronic mail, facsimile, advertisements, or personal interview

The Concerned Stockholders have also retained MacKenzie Partners, Inc. to solicit proxies on their behalf in connection with this solicitation. MacKenzie Partners, Inc. will employ up to 40 people in its efforts. The Concerned Stockholders have agreed to reimburse MacKenzie Partners, Inc. for its reasonable expenses and to pay to MacKenzie Partners, Inc. fees not to exceed $60,000. Any questions regarding delivery of your consent may be directed to MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.

                INFORMATION CONCERING THE CONCERNED STOCKHOLDERS

The Concerned Shareholders consist of: Michael P. Ryan, Ralph Porpora, James Ciocia, Kenneth Copans, William Devine, Steven Gilbert, Kathryn Travis, Alexander Rappaport, Harvey Stein, Richard Vogel, Ira Martin and Prime Partners, Inc. ("Prime", formerly known as Prime Financial Services, Inc.), a New York corporation owned entirely by Mr. Ryan and Mr. Porpora. Mr. Ryan is the former Chief Operating Officer and a former Director of the Company and until his removal on July 17, 2002 was President of Prime Financial Services, Inc., a Delaware corporation and a wholly owned subsidiary of the Company. Mr. Porpora is an employee of the Company. Mr. Ciocia is a co-founder of the Company and the Chairman of the Company's Board of Directors. Ms. Travis is a Director and Vice President and Secretary of the Company. Mr. Rappaport is a private investor and one of the Company's principal creditors. Messrs. Copans, Devine, Gilbert, Stein, Vogel and Martin are registered financial planning representatives of the Company. The Company's principal business address is 1311 Mamaroneck Avenue, Suite 160, White Plains, NY, 10605. Together with Edward H. Cohen, a nominee for election as a Director of the Company, the Concerned Stockholders comprise all the participants in this consent solicitation. The principal business address of Prime is care of Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, NY 10022. The principal business address of the Concerned Stockholders is care of Prime at the same address.

The aggregate number of shares of Common Stock beneficially owned by James Ciocia is 546,156 (including 474,686 shares which Prime has the right to acquire pursuant to a Stock Purchase and Option Agreement (the "Ciocia Purchase Agreement") and 71,470 shares which Mr. Ciocia has the right to acquire within the next 60 days upon the exercise of stock options). Pursuant to a Voting Trust Agreement (the "Ciocia Trust Agreement"), Michael Ryan has the sole power and authority to vote the 474,686 shares which Prime has the right to acquire under the Ciocia Purchase Agreement. The 546,156 shares beneficially owned by Mr. Ciocia constitute approximately 5.9% of the total amount outstanding as calculated under Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

The aggregate number of shares of Common Stock beneficially owned by Kathryn Travis is 209,321 (including 168,981 shares which Prime has the right to acquire pursuant to a Stock Purchase and Option Agrement (the "Travis Purchase Agreement") and 40,340 shares which Ms. Travis has the right to acquire within the next 60 days upon the exercise of stock options), Michael Ryan, pursuant to a separate Voting Trust Agreement (the "Travis Trust Agreement") has the sole power and authority to vote the 168,981 shares which Prime has the right to acquire under the Travis Purchase Agreement. The 209,321 shares beneficially owned by Ms. Travis constitute approximately 2.3% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by Kenneth Copans is 87,368. The 87,368 shares beneficially owned by Mr. Copans constitute approximately 1.0% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by William Devine is 11,034. The 11,034 shares beneficially owned by Mr. Devine constitute approximately 0.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by Steven Gilbert is 750,543 (including 580,689 shares which Mr. Gilbert has the right to acquire within the next 60 days upon the exercise of stock options). The 750,543 shares beneficially owned by Mr. Gilbert constitute approximately 7.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by Alexander Rappaport is 195,298. The 195,298 shares beneficially owned by Mr. Rappaport constitute approximately 2.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. 100,000 of the shares of Common Stock held by Mr. Rappaport were acquired as consideration for a $1,000,000 loan made by Mr. Rappaport on October 30, 2001 to the Company. This loan has a one-year term, maturing on October 30, 2002 and does not bear interest. In December

2001, Mr. Rappaport entered into an agreement with the Company to subordinate his loan to the Company's loan from Travelers, pursuant to which he subsequently received approximately 95,298 additional shares of Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Harvey Stein is 102,824. The 102,824 shares beneficially owned by Mr. Stein constitute approximately 1.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by Richard Vogel is 75,791. The 75,791 shares beneficially owned by Mr. Vogel constitute approximately 0.8% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by Ira Martin is 62,024. The 62,024 shares beneficially owned by Mr. Martin constitute approximately 0.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

The aggregate number of shares of Common Stock beneficially owned by all of the Concerned Stockholders is 3,958,805. The 3,958,805 shares beneficially owned by the Concerned Stockholders constitute approximately 37.9% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

Pursuant to the Ciocia Trust Agreement, Michael Ryan has the sole power and authority to vote 874,686 shares of Common Stock, of which Prime is the beneficial owner, (including 474,686 shares which Prime has the right to acquire from James Ciocia), for a period of five years, subject to certain restrictions. Pursuant to the Travis Trust Agreement, Mr. Ryan has the sole power and authority to vote an additional 333,981 shares (including 168,981 shares which Prime has the right to acquire under the Travis Purchase Agreement), of which Prime is the beneficial owner, for a period of five years, subject to certain restrictions. Mr. Ciocia is still the record holder of the 874,686 shares subject to the Ciocia Trust Agreement and Ms. Travis is still the record holder of the 333,981 shares subject to the Travis Purchase Agreement.

Other than as described above, each member of the Concerned Stockholders has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Concerned Stockholder.

On March 13, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 50,000 shares of Common Stock from James Ciocia.

On May 1, 2002, pursuant to the Ciocia Purchase Agreement, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 400,000 shares of Common Stock from James Ciocia. These 400,000 shares are subject to the Ciocia Trust Agreement. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 474,686 shares of common stock from Mr. Ciocia pursuant to a market-based price formula, and the shares underlying this option are subject to the Ciocia Trust Agreement as well.

On May 10, 2002, Prime Management Corporation entered into an agreement to purchase 165,000 shares of Common Stock from Kathryn Travis pursuant to the Travis Purchase Agreement. Upon the closing of this transaction in June 2002, these shares were subject to the Travis Trust Agreement. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 168,981shares of common stock from Ms. Travis pursuant to a market-based price formula, and the shares underlying this option were subject to the Travis Trust Agreement as well.

On May 16, 2002, the Concerned Stockholders sent a letter to the Board of Directors of the Company (a copy of which is attached hereto as Annex I) suggesting that Thomas Povinelli resign as Chief Executive Officer, that David Puyear resign as Chief Financial Officer and that Michael P. Ryan be appointed as Chief Executive Officer to replace Mr. Povinelli. The Concerned Stockholders hoped to achieve this transition in management without resort to costly adversarial proceedings, but were unsuccessful in negotiating a satisfactory resolution.

For additional information regarding the Concerned Stockholders, please see "Additional Information Concerning Certain Concerned Stockholders" and "Security Ownership of Certain Beneficial Owners" below.

OUTSTANDING SHARES AND SUMMARY OF CONSENT PROCEDURE


The Company has reported that there were 9,226,912 shares of Common Stock outstanding on May 9, 2002. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each of the Proposals and is not entitled to cumulative voting. Accordingly, based on the number of shares reported by the Company as outstanding on May 9, 2002, written consents by holders representing 4,622,683 shares of Common Stock would be required to adopt and approve each of the Proposals. The Concerned Stockholders are not aware of any issuances or purchases by the Company of shares of Common Stock since May 9, 2002. Each abstention and broker non-consent with respect to any of the Proposals will have the same effect as voting against the adoption of such Proposal.


THE CONCERNED STOCKHOLDERS RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. FAILURE TO SIGN AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT TO THE PROPOSALS.

                                 RECENT EVENTS


After the filing with the Securities and Exchange Commission of the preliminary version of this consent statement, certain of the Concerned Stockholders delivered signed written consents to the Company on July 1, 2002. The Board of Directors of the Company attempted to establish July 19, 2002 as the Record Date, and a lawsuit was brought by Michael Ryan against the Company to determine that July 1, 2002 is the correct record date for this consent solicitation. The Board of Directors has now agreed to rescind its action setting July 19, 2002 as the record date, and Mr. Ryan has agreed to withdraw the lawsuit. Accordingly, the Record Date is July 1, 2002.


Annexed to the complaint filed by Michael Ryan in the Delaware Court of Chancery was a copy of a term sheet, dated as of June 18, 2002, describing a proposed transaction, involving the issuance of voting stock, between the Company and an outside investor. Mr. Ryan's counsel annexed this term sheet to the complaint because, in the opinion of such counsel, it was necessary to obtain expedited treatment for the lawsuit, without which any issuance of voting stock of the Company could adversely affect the outcome of this consent solicitation. After this term sheet was filed with the Delaware court, the Company filed a Current Report on Form 8-K on July 17, 2002, attaching a redacted version of this term sheet, alleging that Michael Ryan had made "unauthorized, selective disclosure" of this possible transaction. Neither Mr. Ryan nor any of the Concerned Stockholders have made any kind of disclosure of this term sheet or the transaction it describes other than as described above. In addition, the Company and Michael Ryan have now agreed to seal the complaint in the Delaware courts so that the unredacted term sheet is not available to the public.

On July 17, 2002, Michael Ryan was removed as President of the Company's Prime Financial Services, Inc. subsidiary. On July 18, 2002 the Company filed suit against Michael Ryan in the New York State Supreme Court, Westchester County, alleging, among other things, breach of Mr. Ryan's employment contract and misuse of confidential information. Mr. Ryan believes that he has meritorious defenses to these allegations and intends to defend against this lawsuit vigorously. In addition, Mr Ryan believes the terms of his employment contract require this dispute to be resolved through arbitration and has filed a demand for arbitration in this matter.

          WHY THE COMPANY'S BYLAWS SHOULD BE AMENDED AND THE CONCERNED
                    STOCKHOLDERS' NOMINEES SHOULD BE ELECTED

Members of the Concerned Stockholders have been diligently working for some time, as employees, Directors and/or stockholders of the Company, to improve the Company's performance. The Concerned Stockholders believe that the Company is desperately in need of new vision and new leadership.

THE COMPANY'S STOCK HAS SIGNIFICANTLY UNDERPERFORMED ITS COMPETITION.

Mr. Povinelli was appointed as the Company's Chief Executive Officer on November 1, 2000. On November 1, 2000, publicly traded shares of the Company's Common Stock closed at $5.43 per share. On June 10, 2002, publicly traded shares of the Company's Common Stock closed at $1.10 per share, a decline of 80%. The Company's Common Stock is traded on the Nasdaq National Market under the symbol GTAX.

This decline has occurred during a period of time when the Company's major competitors in tax preparation and financial services have experienced substantial appreciation in their stock price. For example, during this same time period, H&R Block (NYSE: HRB) has appreciated from $17.75 per share to $46.45 per share, an increase of 162%, and Century Business Services, Inc. (NASDAQ: CBIZ) has seen its stock rise from $1.31 per share to $3.19 per share, an increase of 144%.

THE COMPANY'S NET INCOME HAS DECLINED DURING A PERIOD WHEN REVENUES HAVE ALMOST TRIPLED.

Throughout Mr. Povinelli's tenure, first as Chief Operating Officer from 1996 to 2000 and then as Chief Executive Officer since November 2000, he has maintained that the Company will grow its way to prosperity. The facts don't support this assertion. In 1998, the Company had $2.0 million in net income on $28.5 million in net sales. For Fiscal 2001, the Company had a net loss of ($212,739) on $105.9 million in net sales. Thus, while net sales grew by 273%, the Company's bottom line plummeted.

DESPITE RECORD REVENUES, THE COMPANY'S CASH FLOW FROM OPERATIONS HAS DECLINED BY OVER 52% FROM 1998, WHILE ITS DEBT LEVEL HAS GROWN DRAMATICALLY .

The Company's poor operational performance is evidenced through virtually every possible method of analysis. For example, in 1998, the Company generated net cash from operations of $1.7 million. This operating performance allowed the Company to pay off $1.4 million in debt, leaving it with $50,000 in short and long term debt. By June 30, 2001, short and long term debt had ballooned to $13.2 million.

This growth in debt occurred as operating cash flow continued to decline notwithstanding the huge growth in revenue. Cash flow from operations declined from $1.7 million in 1998 to $792,135 in 2001. This occurred during a period in which the Company's gross annual revenues increased by over $77.4 million.

THE COMPANY'S CORE BUSINESS HAS PERFORMED WORSE THAN THE OVERALL RESULTS SUGGEST

The Company's overall performance looks worse when it is broken down between the Company's office operations under Mr. Povinelli's direct supervision and the performance of its broker-dealer and investment advisory subsidiaries, Prime Capital Services, Inc., Prime Financial Services, Inc. and Asset & Financial Planning, Ltd., ("Prime") under the direction of its President, Michael P. Ryan (one of the Concerned Shareholders).

During fiscal years 2000 and 2001 and the first three quarters of 2002, the Company reported a cumulative EBITDA loss (Earnings Before Interest, Taxes, Depreciation and Amortization) of ($1.3 million). During this same time period, Prime generated a cumulative EBITDA of $8.5 million. Thus, if Prime's EBITDA contribution were removed from the Company's overall results, the Company would have reported a cumulative EBITDA loss during this time period of $9.8 million.

A portion of this loss stems from the Company's ill-fated foray into online tax preparation in 2000. It's online tax division "e1040" generated approximately $6.3 million in total EBITDA losses since this time. e1040 currently only serves as a gateway to a third-party tax preparation web site. Nevertheless, if e1040 were disregarded, the Company would still have produced cumulative EBITDA losses of ($3.5 million) during this time period if Prime's EBITDA contribution were excluded.

REPEATED EFFORTS BY THE MANAGEMENT MEMBERS OF THE CONCERNED STOCKHOLDERS FOR A CHANGE IN DIRECTION HAVE GONE UNHEEDED.

During much of this time period, James Ciocia, the Company's founder and Chairman, Kathryn Travis, its Secretary and Director, Steven Gilbert, the Company's Executive Vice President, Financial Services, and Michael P. Ryan (who served as the Company's part-time Chief Operating Officer and Director during much of this time period) made numerous efforts to convince Mr. Povinelli that his style of rapid overexpansion, coupled with Mr. Puyear's lack of success in developing the necessary internal controls, budgeting and forecasting tools, was not working. (The Company was recently forced to re-state two quarterly and one annual financial reports prepared under Mr. Puyear's direction). Further, the continuous need to borrow money or issue equity on ever worsening terms to fund this strategy was imprudent.

CURRENT MANAGEMENT HAS NOT LEARNED FROM ITS MISTAKES

Mr. Povinelli has shown no signs of deviating from his management style of the last two years. The subtitle of the Company's 2001 Annual Report issued in December 2001 was "Continuing to Move Forward On the Road to Prosperity". Yet the third quarter of fiscal 2002 represented the fourth successive quarter of losses for the Company. More damagingly, it was the first third quarter in the Company's public history in which the Company had a net loss. Based on historic trends for the fourth quarter, the Concerned Stockholders believe that 2002 will represent the third consecutive year of net losses, and a larger net loss than 2001.

In spite of these devastating results, Messrs. Povinelli and Puyear continue to assert that more financing is key to "stabilizing" the Company. In a May 9th memo sent to all Company employees entitled "Taking GTAX Forward" they write:

     "There have been many questions posed about the status of our financing. We are very close to finalizing the arrangements, at which time it will be announced. This financing will let the company reset its capital structure and providing ample working capital to fund our seasonal cash needs."

This statement demonstrates management's refusal to acknowledge its longstanding inability to control costs and derive cash from operations that is sufficient to fund the Company's ongoing capital needs, and its repeated and unsustainable reliance on financing activity to supply cash to meet these needs.

THE CONCERNED STOCKHOLDERS HAVE MADE PROPOSALS TO REPLACE MANAGEMENT AND IMPLEMENT COST CUTTING MEASURES ESTIMATED TO SAVE THE COMPANY OVER $4 MILLION IN THE FIRST YEAR.

Until March 19, 2002, Michael P. Ryan served as the part-time Chief Operating Officer of the Company in addition to serving as President of the Company's principal broker-dealer subsidiary. As Chief Operating Officer, Mr. Ryan repeatedly but unsuccessfully attempted to persuade management to adopt effective cost-cutting measures. In an attempt to gain a greater voice as a stockholder, Mr. Ryan began increasing his holdings in the Company's Common Stock by means of several purchases by subsidiaries of Prime Partners, Inc. which he and Ralph Porpora control. Mr. Ryan's removal as Chief Operating Officer, which was purportedly effected to allow him to focus on running the Company's broker-dealer subsidiary, took place shortly after the first of these purchases.

James Ciocia and Kathryn Travis, who were and remain Directors of the Company, voted in favor of Mr. Ryan's removal at the time, but as a result of certain information and events which have been brought to light since that date Mr. Ciocia and Ms. Travis have joined Mr. Ryan and fully support his proposals as being in the best interest of the Company's stockholders. Prior to Mr. Ryan's removal as Chief Operating Officer, Mr. Ciocia had relied on information from Messrs. Povinelli and Puyear regarding the Company's financial results and the performance of Mr. Ryan as Chief Operating Officer. After Mr. Ryan's removal, Messrs. Ciocia and Ryan had a number of discussions regarding the Company's performance and recent direction. During the course of these discussions, Mr. Ciocia came to agree with certain of Mr. Ryan's proposals (which are described herein) to improve the Company's performance and agreed to assist Mr. Ryan in attempting to put these proposals into effect. When more amicable methods failed to achieve this goal, Mr. Ciocia decided to assist Mr. Ryan in taking action as part of the Concerned Stockholders. Prior to Mr. Ryan's removal as Chief Operating Officer, Ms. Travis had also relied on information from Messrs. Povinelli and Puyear regarding the Company's financial results and the performance of Mr. Ryan as Chief Operating Officer. After Mr. Ryan's removal, Ms. Travis was invited to a meeting with an outside investor independently of Messrs. Povinelli and Puyear. As a result of meeting with this outside investor, Ms. Travis came to doubt the quality and sufficiency of the information she had been receiving from Messrs. Povinelli and Puyear, including information concerning Mr. Ryan's performance. After additional discussions with James Ciocia, Ms. Travis then contacted Mr. Ryan directly and discussed at length his ideas for improving the Company's performance as well as his view of Messrs. Povinelli and Puyear's performance as managers. Subsequent to this conversation, in light of the resistance she had encountered thus far to her efforts to obtain adequate information from management and effect change through board action, Ms. Travis decided to assist Mr. Ryan in taking action as part of the Concerned Stockholders.

On May 16, 2002, the Concerned Stockholders sent a letter to the Board of Directors of the Company (a copy of which is attached hereto as Annex I) suggesting that Thomas Povinelli resign as Chief Executive Officer, that David Puyear resign as Chief Financial Officer and that Michael P. Ryan be appointed as Chief Executive Officer to replace Mr. Povinelli. The Concerned Stockholders hoped to achieve this transition in management without resort to costly adversarial proceedings, and intended to discuss various ways of achieving this transition with the current management of the Company and its Board of Directors.

Members of the Concerned Stockholders later held meetings with Mr. Povinelli and other members of the Company's management with the intention of discussing suggestions for improving the Company's financial results. These suggestions included closing the White Plains Corporate Offices and consolidating these functions into the existing Operations Centers in Poughkeepise, and Mineola, NY, closing approximately 20 field offices, and implementing a 10% overall cost reduction program throughout the remaining field offices. The Concerned Stockholders also recommended restructuring the sales representatives' existing option holdings to strengthen these representatives' equity interest in the Company while not having a negative impact on the Company's earnings. Lastly, the Concerned Stockholders recommended revising the sales management effort to incorporate feedback from the Company's top representatives and to rely more heavily on the expertise of its branch managers.

The Concerned Stockholders' estimate that these proposals, when coupled with recently implemented cost reductions by Prime, would save the Company approximately $4.2 million in the first year. It should be noted that these preliminary proposals were based primarily on publically available information and limited access to internal management reports. The Concerned Stockholders have repeatedly requested more detailed information to refine these recommendations. The Company was unresponsive to these requests.


Despite the Concerned Stockholders' good faith efforts to discuss these matters with the Company's management, the Company has refused to implement the suggestions put forward by the Concerned Stockholders, and Mr. Povinelli and Mr. Puyear have refused to vacate their positions with the Company despite the Company's lamentable performance under their leadership. We believe that you can take action to preserve and maximize your value in the Company's stock by consenting on the enclosed white written consent for the Concerned Stockholders' proposals and in favor of the Concerned Stockholders' nominees to the Company's Board of Directors.


THE TIME HAS COME FOR A CHANGE.

The Concerned Stockholders believe that the Company and its management have a responsibility to the Company's stockholders, and that the Company's stockholders have the right to decide when they have had enough of Mr. Povinelli, Mr. Puyear and their leadership of the Company. The amendments to the Company's Bylaws proposed by the Concerned Stockholders will (a) permit the Company's stockholders to increase the size of the Board to seventeen, (b) increase the number of Directors on the Company's Board to nine and (c) enable the Company's stockholders to fill vacancies created by any increase in the size of the Board. These amendments are designed to vest control of the Board in the Company's stockholders. The attached consent also asks you to consent to the Concerned Stockholders' slate of three nominees for the Board of Directors. These nominees share the Concerned Stockholders' philosophy of improving the Company's financial performance and being accountable to its stockholders. By consenting to these amendments and for each of the Concerned Stockholders' nominees to the Company's Board, you can help put the Company back on track to financial health and increased performance. The Concerned Stockholders have already developed plans for means to improve the Company's results, including closing or consolidating unprofitable offices, focusing management's efforts on improving cash flow, establishing a council of sales representatives from the Company's three operating regions to advise the Company's Chief Executive Officer, improving internal management training and identifying likely sources of capital for future financings.

The Concerned Stockholders believe that it is time that the Company's stockholders demand accountability from management, and that new management be put in place not only to halt the decline in the Company's stock price, but to turn around the Company's recent history of financial losses and disappointing performance.

YOUR CONSENT IS EXTREMELY IMPORTANT. WE URGE YOU TO CONSENT TO THE AMENDMENTS TO THE COMPANY'S BYLAWS, TO DETERMINE THE NUMBER OF DIRECTORS CONSTITUTING THE BOARD OF DIRECTORS AND TO ELECT EACH OF THE CONCERNED STOCKHOLDERS' NOMINEES FOR THE BOARD BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE WRITTEN CONSENT. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

If you have any questions or require any assistance in executing or delivering your consent, please call MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


The following table sets forth, as of July 22, 2002, to the extent known to the Concerned Stockholders, certain information regarding the ownership of the Company's Common Stock by (i) each of the Company's current Directors, (ii) each of the Concerned Stockholders' nominated Directors, (iii) all of the Concerned Stockholders' nominated Directors as a group, and (iv) all of the Concerned Stockholders as a group. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. For each individual or group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 9,226,912 shares of Common Stock outstanding as of May 31, 2002 and the number of shares of Common Stock that such person or group had the right to acquire within 60 days of May 31, 2002, including, but not limited to, upon the exercise of options. The Concerned Stockholders are not aware of any new issuances or purchases by the Company of shares of Common Stock since May 31, 2002. Information with respect to the security ownership of Thomas Povinelli, Seth Akabas, Doreen M. Biebusch and Louis P. Karol is derived from the Company's definitive Proxy Statement relating to the fiscal year ended June 30, 2001.


Name and Address of                   Amount and Nature of            Percent
Beneficial Owner                      Beneficial Ownership            of Class
------------------------------------------------------------------------------

Michael P. Ryan
11 Raymond Avenue
Poughkeepsie, NY 12603                2,559,671 (1)                   26.3%

Prime Partners, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603                2,053,671 (1)                   22.3%

Ralph Porpora
11 Raymond Avenue
Poughkeepsie, NY 12603                2,056,114 (2)                   22.3%

Thomas Povinelli
1311 Mamaroneck Avenue
White Plains, NY 10605                1,119,446(3)                    12.0%

Steven Gilbert
2420 Enterprise Road, Suite 100
Clearwater, FL 33763                  750,543(4)                      7.7%

James Ciocia
35-50 Francis Lewis Blvd.
Suite 205
Flushing, NY 11358                    546,156 (5)                     5.9%

Kathryn Travis
1311 Mamaroneck Avenue
White Plains, NY 10605                 209,321(6)                     2.3%

Edward H. Cohen
c/o Katten Muchin Zavis Rosenman
575 Madison Avenue
New York, NY 10022                    0                               0

Name and Address of                   Amount and Nature of            Percent
Beneficial Owner                      Beneficial Ownership            of Class
------------------------------------------------------------------------------

Seth A. Akabas
488 Madison Avenue
New York, NY 10022                    9,065 (7)                       *

Louis P. Karol
600 Old Country Road
Garden City, NY 11530                 3,180                           *


Doreen M. Biebusch
31 Milk Street
Boston, MA 02109                      2,907                           *


The Concerned Stockholders            3,958,805(1)(2)(4)(5)(6)        37.9%

All Directors as a group (9 persons)  3,243,293(1)(3)(4)(5)
                                      (6)(7)                          43.44%

---------------------------
* Less than 1%


     (1) 6,000 shares are owned by Mr. Ryan personally, 16,200 shares are beneficially owned by Mr. Ryan's wife, Carole Enisman, 5,700 shares owned by Prudential Serls Prime Properties (of which Mr. Ryan is a director and 25% shareholder) and 2,053,671 shares are beneficially owned by Prime Partners, Inc. and its wholly owned subsidiaries (including 474,686 shares which Prime Partners, Inc. has the right to acquire pursuant to the Ciocia Agreement and 168,981 shares which Prime Partners, Inc. has the right to acquire pursuant to the Travis Purchase Agreement, all at an exercise price per share equal to the greater of 160% of market price or $75, Mr. Ryan has full authority to vote these shares pursuant to separate Voting Trust Agreements). Includes 250,000 shares issuable to Mr. Ryan upon exercise of stock options at a price of $6.00 per share and 250,000 shares issuable to Mr. Ryan upon exercise of stock options at a price of $8.00 per share. Mr. Ryan owns 50% percent of the capital stock of, and serves as an officer and director of, Prime Partners, Inc. Mr. Ryan disclaims beneficial ownership of the 16,200 shares beneficially owned by Ms. Enisman, and the 5,700 shares owned by Prudential Serls Prime Properties.

     (2) Includes 2,035,671 shares beneficially owned by Prime Partners, Inc. and its wholly owned subsidiaries (including 474,686 shares which Prime Partners, Inc. has the right to acquire pursuant to the Ciocia Purchase Agreement and 168,981 shares which Prime Partners, Inc. has the right to acquire pursuant to the Travis Purchase Agreement, all at an exercise price per share equal to the greater of 160% of market price or $75. Mr. Ryan has full authority to vote these shares pursuant to separate Voting Trust Agreements) and 2,443 shares issuable upon currently exercisable options at a price of $8.1875 per share. Does not include options to purchase 2,731 shares which do not vest until December 2002. Mr. Porpora owns 50% percent of the capital stock of, and serves as an officer and director of, Prime Partners, Inc.


     (3) Includes 10,000, 60,000 and 830 shares issuable upon the exercise of currently exercisable options at a price of $2.75, $9.50 and $10.124, respectively, per share. Does not include 691 shares issuable upon the exercise of options that do not vest until 2002.

     (4) Includes 169,854 shares owned by Gilbert Family Limited Partnership of which Steven Gilbert is a 97% beneficiary. In addition, includes 340,000 shares, 100,000 shares, 75,000 shares, 12,310 shares, 9,9l0 shares, 5,969 shares and 37,500 shares issuable upon exercise of options at $3.50, $4.75, $13.75, $10.l2, $9.8125, $8.1875 and $8.00,
          respectively per share. Does not include 7,370 shares and 70,000 shares issuable upon the exercise of options that do not vest until December 2002 and 2003, respectively.

     (5) Includes 10,000, 60,000 and 1,470 shares issuable upon currently exercisable options at a price of $2.75, $9.50 and $l0.l25, respectively, per share. Does not include 1,038 shares issuable upon the exercise of options that do not vest until December 2002. Also includes 474,686 shares which Prime Partners Inc. has the right to acquire pursuant to the Ciocia Agreement. Michael Ryan has full authority to vote these shares pursuant separate Voting Trust Agreement.

     (6) Includes 10,000, 30,000 and 340 shares issuable upon the exercise of currently exercisable options at a price of $2.75, $9.50 and $l0.l25, respectively, per share. Also includes 168,981 shares which Prime Partners Inc. has the right to acquire pursuant to the Travis Agreement. Michael Ryan has full authority to vote these shares pursuant to a separate Voting Trust Agreement

     (7) Includes 8,061 shares owned by the law firm of Akabas & Cohen of which Mr. Akabas is a partner.

ITEMS I, II, III AND IV

                    AMENDMENTS TO THE BYLAWS TO INCREASE THE
              NUMBER OF PERSONS ON THE COMPANY'S BOARD OF DIRECTORS


     The Company's Bylaws provide that they may be amended by action of the holders of a majority of the shares of stock at the time entitled to vote on the election of Directors, or by action of the Board of Directors. Any Bylaw amendments made by the Board of Directors may repealed by action of the holders of a majority of the shares of stock. The Concerned Stockholders propose the amendments to the Company's Bylaws described below, and the stockholders are now being asked to approve the proposed amendments.


     The Company's Bylaws currently provide that the Board of Directors shall consist of at least one, but no more than ten, Directors, which number may be increased and decreased by a vote of the entire Board. The Company's Bylaws also provide that vacancies on the Board caused by any such increase or decrease shall be filled by a majority of the Directors then in office. The Concerned Stockholders propose to amend these provisions of the Bylaws to (1) set the maximum number of the Company's directors at seventeen , (2) permit only the Company's stockholders to increase and decrease the number of members of the Board of Directors, and (3) to permit the Company's stockholders to fill any vacancies on the Board of Directors caused by any increase in the number of Directors.

     The Concerned Stockholders also seek approval of the Company's stockholders to set the current number of persons on the Board of Directors at nine.

     The Concerned Stockholders believe that these proposals are desirable because the Company is in immediate need of new leadership and vision, and its stockholders should not have to wait until the Company's next annual meeting for this change to occur.

         The text of the amendments to the Bylaws is set forth as Annex II hereto.

REQUIRED VOTE

     THE WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK AS OF THE RECORD DATE WILL BE REQUIRED TO APPROVE THE AMENDMENTS TO THE COMPANY'S BYLAWS AND TO SET

THE NUMBER OF DIRECTORS CONSTITUTING THE BOARD OF DIRECTORS. BROKER NON-CONSENTS AND ABSTENTIONS WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT TO THE PROPOSALS.

         THE CONCERNED STOCKHOLDERS STRONGLY RECOMMEND THAT YOU CONSENT TO THE PROPOSALS TO AMEND THE COMPANY'S BYLAWS TO INCREASE THE NUMBER OF DIRECTORS, TO SET THE NUMBER OF DIRECTORS CONSTITUTING THE BOARD OF DIRECTORS AND TO ALLOW THE STOCKHOLDERS TO FILL VACANCIES CAUSED BY SUCH INCREASE.

ITEM V

                              ELECTION OF DIRECTORS

NOMINEES

If Items I, II, III and IV are approved by the Company's stockholders, then there will be three vacancies on the Board of Directors to the filled by the Company's stockholders. Each Director elected will serve until his or her term expires and until his or her successor has been duly elected and qualified. Approval of the amendments to the Company's Bylaws discussed above is a condition to the election of the Directors nominated below.

The Board of Directors is divided into three classes: Class A, Class B and Class
C. Each class comprises a number of Directors as equal in number as possible as the other classes. Each class generally serves three years with terms of office of the respective classes expiring in successive years. The Concerned Stockholders have nominated Edward H. Cohen to stand as a Class A Director (the term of the Class A Director expires at the Company's Annual Meeting in 2002). The Concerned Stockholders have nominated Steven Gilbert to stand as a Class B Director (the term of the Class B Directors expires in 2003). The Concerned Stockholders have nominated Michael P. Ryan to stand as a Class C Director (the term of the Class C Directors expires in 2004).

The Concerned Stockholders have no reason to believe that any nominee will refuse to act or be unable to accept election.

Information concerning the nominees for election as Directors is as follows:

Class A Director

Edward H. Cohen, Age 63

During and prior to the past five years, Mr. Cohen was a partner in the law firm of Rosenman & Colin LLP until its February 1, 2002 merger with Katten Muchin Zavis, at which time he became counsel to the merged firm, Katten Muchin Zavis Rosenman.

Mr. Cohen is also a director of Phillips-Van Heusen Corporation, Franklin Electronic Publishers, Inc., Levcor International, Inc., Merrimac Industries, Inc. and Voice Powered Technology International, Inc.

Class B Director

Steven Gilbert, Age 46

Mr. Gilbert is the Company's Executive Vice President, Financial Services and head of the Company's Clearwater, Florida office. His responsibilities include the training of sales representatives and general management of the Company's Clearwater office. Mr. Gilbert has also historically been one of the Company's most productive sales representatives.

Class C Director

Michael P. Ryan, Age 44


Mr. Ryan was President of Prime Financial Services, Inc., a wholly owned subsidiary of the Company, and the President of Prime Capital Services, Inc., the Company's wholly owned broker/dealer subsidiary, until his employment was terminated on July 17, 2002. Until March 19, 2002, Mr. Ryan was also the part-time Chief Operating Officer and until April 3, 2002, was a Director of the Company. Mr. Ryan co-founded Prime Capital Services, Inc. and has served as its President from 1987. Mr. Ryan is a Certified Financial Planner and a founding member and past President of the Mid-Hudson Chapter of the International Association for Financial Planning. Mr. Ryan is a Registered Principal with the National Association of Securities Dealers and serves on the Independent Firms Committee of the Securities Industry Association (SIA). Mr. Ryan holds a B.S. in Finance from Syracuse University.

Mr. Ryan's wife, Carole Enisman, was employed as an officer of Prime Capital Services, Inc until her employment was terminated on July 17, 2002. There is no other family relationship between any of the nominees and any officer or Director of the Company.


REQUIRED VOTE

     THE WRITTEN CONSENT OF A MAJORITY OF THE HOLDERS OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK AS OF THE RECORD DATE WILL BE REQUIRED TO ELECT EACH NOMINEE AS A DIRECTOR. BROKER NON-CONSENTS AND ABSTENTIONS WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT TO THE PROPOSALS.

THE CONCERNED STOCKHOLDERS STRONGLY RECOMMEND THAT THE COMPANY'S STOCKHOLDERS CONSENT TO THE ELECTION OF ALL NOMINEES TO THE BOARD OF DIRECTORS.




                        CONSENT CARD SPECIAL INSTRUCTIONS

     If you were a record holder as of the close of business on the Record Date, you may elect to consent to, withhold consent or abstain with respect to each Proposal by marking the "CONSENT," "WITHHOLD CONSENT" or "ABSTAIN" box, as applicable, underneath EACH such Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

     If your shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person responsible for your account and give instructions for the WHITE consent card representing your shares to be marked, dated, signed and mailed. Only that institution can execute a WHITE consent card with respect to your shares held in the name of the institution and only upon receipt of specific instructions from you. The Concerned Stockholders urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to the Concerned Stockholders in care of MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016 so that the Concerned Stockholders will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     The accompanying WHITE consent card will be voted in accordance with the stockholder's instruction on such WHITE consent card. As to the Proposals set forth herein, stockholders may consent to an individual Proposal or may withhold their consent by marking the proper box in the WHITE consent card. If the enclosed WHITE consent card is signed and returned and no direction is given, it will be consented to all of the Proposals and if the WHITE consent card is signed and returned and not dated, it will be dated on or about the date it is received.

     IF THE STOCKHOLDER WHO HAS EXECUTED AND RETURNED THE CONSENT CARD HAS FAILED TO CHECK A BOX MARKED "CONSENT," "WITHHOLD CONSENT," OR "ABSTAIN" FOR ANY OR ALL OF THE PROPOSALS, SUCH STOCKHOLDER CONSENT CARD WILL BE CONSENTED TO SUCH PROPOSAL OR PROPOSALS. THE CONCERNED STOCKHOLDERS RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. ABSTENTIONS, BROKER NON-VOTES, OR FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT TO THE PROPOSALS.

        ADDITIONAL INFORMATION CONCERNING CERTAIN CONCERNED STOCKHOLDERS

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended June 30, 2001, the Company's Board of Directors met one time and acted 33 times by a unanimous written consent in lieu of a meeting. Messrs. Ryan and Ciocia and Ms. Travis all attended the one meeting of the Board of Directors.

EXECUTIVE COMPENSATION:

The following table sets forth information for each of the fiscal years ended June 30, 2001, 2000 and 1999 concerning compensation of the only member of the Concerned Stockholders who is also a nominee for election as a Director serving as (i) chief executive officer during the fiscal year ended June 30, 2001 or
(ii) one of the four most highly compensated executive officers (other than Chief Executive Officer) who in each case were serving as executive officers during and at the end of the fiscal year ending June 30, 2001:

                           SUMMARY COMPENSATION TABLE

                                                               Other          Other
                                                              Annual       Underlying
  Name and Principal Position         Year      Salary     Compensation      Options
-------------------------------------------------------------------------------------
Michael P. Ryan (1)(5)
Chief Operating Officer; President    1999      $60,000      $2,400(2)          0
and Director of Prime Capital         2000     $240,000     $226,197(3)         0
Services, Inc.                        2001     $350,000    $9,600(2)(4)      250,000

(1) Represents the period from April 5, 1999, the date of acquisition of Prime Capital Services, Inc., to June 30, 2001.

(2) Represents reimbursements for automobile expenses.

(3) Represents $216,597 paid as bonus compensation and $9,600 paid as auto expense.

(4) Excludes club membership valued at $1,100 and payments of $1,260 to Mr. Ryan as general partner of a limited partnership that provides office space to the Company's wholly owned broker-dealer subsidiary. In addition, Prime Partners, Inc. owns 20% of the property in which this office space is contained.

(5) Mr. Ryan's salary for the fiscal year ended June 30, 2002 was $430,000. It is not possible at this time to precisely determine his other annual compensation.

                                  OPTION GRANTS

The following table sets forth information regarding options to purchase shares of Common Stock granted to the named executive officer during Fiscal 2001 or June 30, 2002. Mr. Ryanwas granted options to purchase 250,000 shares of Common Stock on July 1, 2001 at an execute price of $8.00 per share.

                          OPTION GRANTS IN FISCAL 2001

                                INDIVIDUAL GRANTS

                                                                                                Potential Realizable
                        Number of                                                               Value at Assumed
                        Securities                                                              Annual Rates of
                        Underlying       Percent of Total Options/     Base                     Stock Price
                        Options/         SARSs Granted to Employees    Price    Expiration      Appreciation For
Name                    SARSs Granted    in Fiscal Year                ($/sh)   Date            Option Term
--------------------------------------------------------------------------------------------------------------------
Michael P. Ryan (1)     250,000          14.5%                         $6.00    3/31/11         (1)

(1) The options were granted on March 31, 2001 and have a present value of $718,860. The value at the end of the ten-year term, at a 5% and 10% compounded annual rate of increase in the market price of the Common Stock, would be $727,159 and $1,499,015, respectively.

There were no option exercises by Mr. Ryan during the fiscal year ended June 30, 2001.

                                    DIRECTORS

Directors of the Company currently receive no compensation for serving as a Director of the Company. The Concerned Directors believe that, in the future, Directors who are not employees of the Company or its subsidiaries should be paid compensation. Any such compensation would be determined by the Board of Directors.

         COMPLIANCE BY THE CONCERNED STOCKHOLDERS WITH SECTION 16(a) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock. The SEC requires such officers, Directors and greater than 10% stockholders to furnish to the Company copies of all forms that they file under Section 16(a).

To the Concerned Stockholders' knowledge, based solely on representations made to the Concerned Stockholders, the members of the Concerned Stockholders who are or were also officers, Directors and/or greater than 10% stockholders of the Company complied with all Section 16(a) filing requirements during the fiscal year ended June 30, 2001 or June 30, 2002 or, in the case of James Ciocia, Kathryn Travis or Michael Ryan, failed to timely file certain statements of changes in Beneficial Ownership on Form 4. Mr. Ryan, filed a late Statement of Changes in Beneficial Ownership on Form 4 on April 10, 2002 and has fully complied with all Section 16(a) filing requirements since that date. Mr. Ciocia and Ms. Travis are currently taking all necessary steps to remedy their noncompliance with Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Ryan, Mr. Ciocia, and Ms. Travis personally guaranteed the repayment of the Company's loan from EAB. This loan was repaid in full in December 2001. It was replaced by a $7 million facility with First Union National Bank (consisting of a $5 million term loan due in five years and a $2 million revolving credit loan due in two years). Messrs, Ciocia and Ryan personally guaranteed this loan as well. Additionally, Ms. Travis and Messrs, Ciocia and Ryan have personally guaranteed the repayment of the Company's loan from Travelers. Such stockholders received no additional consideration for such guarantees other than their salaries and other compensation.

During Fiscal 1999, the Company made loans of $339,877 to Mr. Ciocia and $228,589 to Ms. Travis. These loans are payable on demand and are interest-free. Since the beginning of Fiscal 2000, the maximum amounts outstanding on such loans were $339,877 for Mr. Ciocia and $228,588 for Ms. Travis. During Fiscal 2000, the Company as a one-time bonus increased the salary of each of such individuals by the aggregate amount outstanding on these loans to such individual and applied such bonus to discharge in full such loans. As of June 30, 2000 the Company had advanced further funds to Mr. Ciocia, and the balance was $198,237. Mr. Ciocia reduced his loan balance by $106,283 to $91,954 as of June 30, 2001. Mr. Ciocia pledged certain shares of the Company's Common Stock as collateral for this loan.

During fiscal 2001, Steven Gilbert received a salary of $100,000 and a bonus of $90,000 from the Company for his services in managing the Company's Florida office and training sales representatives. In addition, he received approximately $913,962 in sales commissions. In February of 2001, Mr. Gilbert repaid an outstanding loan of $35,927 from the Company. Mr. Gilbert received a salary of $100,000 from the Company in fiscal 2002; it is not possible at this time to precisely determine his other annual compensation for the Company.

                  INFORMATION CONCERNING STOCKHOLDER PROPOSALS

Pursuant to Rule l4a-8 promulgated under the Securities Exchange Act of 1934, a stockholder intending to submit a proposal to be presented at the 2002 Annual Meeting of Stockholders must deliver a proposal in writing to the Company's principal executive offices on or before September 1, 2002.

               THE CONCERNED STOCKHOLDERS OF GILMAN + CIOCIA, INC.

                                 MICHAEL P. RYAN

                                  RALPH PORPORA

                                  JAMES CIOCIA

                                 KENNETH COPANS

                                 WILLIAM DEVINE

                                 STEVEN GILBERT

                                 KATHRYN TRAVIS

                               ALEXANDER RAPPAPORT

                                  HARVEY STEIN

                                  RICHARD VOGEL

                                   IRA MARTIN

                              PRIME PARTNERS, INC.

                                     ANNEX I

                 MAY 16, 2002 LETTER FROM CONCERNED STOCKHOLDERS

May 16, 2002

Board of Directors
Gilman + Ciocia, Inc.
1311 Mamaroneck Ave.
White Plains, NY 10605

Ladies and Gentlemen:


The undersigned, together, hold more than 33% of the outstanding shares of common stock of Gilman + Ciocia, Inc. and generate or manage more than 22% of the Company's financial planning revenues. We are writing to you because we are concerned that the Board of Directors may be contemplating certain ill-advised actions that are clearly not in the best interests of the Company or its stockholders. We urge the Board to refrain from taking any of these actions.

We have received unconfirmed reports that the Board may be considering a possible financing or sale or transfer of some Company assets to raise a large amount of cash. Given the Company's recent financial performance, we believe such a large transaction at this time would constitute an unnecessarily expensive "fire sale". We have further received unconfirmed reports the Board is contemplating the implementation of anti-takeover measures that would adversely affect current shareholders' equity and entrench existing management. These actions (or any similar actions) are not in the best interests of the Company's stockholders. Instead, we suggest that we work together to move the Company toward profitability and an accompanying increase in the value of the Company's common stock.

Towards this end, and in view of the Company's recent operating results, we believe the Company requires new leadership. We suggest that Tom Povinelli resign as Chief Executive Officer and President. We further suggest that David Puyear resign as Chief Financial Officer. We are committed to achieving this leadership transition as amicably as possible. Accordingly, we would support financial incentives comparable to those that have been previously provided to senior executives of the Company who have accepted reduced responsibilities so as to promote the best interests of the Company.

We suggest that the Board appoint Michael Ryan as the Company's Chief Executive Officer and President. Mr. Ryan's performance as President of the Company's Prime Financial Services subsidiary has been marked by a history of profitability and registered representative satisfaction. This track record along with his broker-dealer expertise (which accounts for over 80% of the Company's revenue) and his familiarity with the Company's current difficulties, demonstrate his qualifications for this position. Mr. Ryan's unique combination of broker-dealer expertise and familiarity with the GTAX model eliminates the duplicate cost of a separate CEO and President of Broker Dealer Operations. Further, this combination of expertise allows for a much more dramatic consolidation of White Plains and Poughkeepsie corporate centers than would otherwise be achievable.

Mr. Ryan is held in high esteem by the Company's creditors. He is also supported by the vast majority of the Company's most productive sales representatives, as well as at least two current members of the Board. Mr. Ryan has suggested that he be allowed one year to deliver favorable results from operations, and has committed to cooperating in the search for a new Chief Executive Officer after one year if he is unable to deliver the financial results that we expect.

With the Company's current financial performance and the depressed value of the stock, other approaches are not viable. The Company needs an immediate transition that conveys a sense of stability. It cannot afford the uncertainty of a protracted search for a new CEO that is not likely to yield as nearly a uniquely qualified selection. The Company's annual sales conference starts on May 29th in Puerto Rico. We cannot go into this conference a divided company. It is in the best interests of all concerned that we amicably resolve this situation quickly and avoid expensive adversarial proceedings.

Please contact James Ciocia so that we may discuss this further.

Sincerely,

/s/ Michael Ryan, President
-------------------------------------
Prime Financial Services, Inc.

/s/ Ralph Porpora
-------------------------------------
Ralph Porpora

/s/ Michael Ryan
-------------------------------------
Michael Ryan

/s/ James Ciocia
-------------------------------------
James Ciocia

/s/ Kathryn Travis
-------------------------------------
Kathryn Travis

/s/ Kenneth Copans
-------------------------------------
Kenneth Copans

/s/ William Devine
-------------------------------------
William Devine

/s/ Steve Gilbert
-------------------------------------
Steve Gilbert

/s/ Alexander Rappaport
-------------------------------------
Alexander Rappaport

/s/ Harvey Stein
-------------------------------------
Harvey Stein

/s/ Richard Vogel
-------------------------------------
Richard Vogel

/s/ Ira Martin
-------------------------------------
Ira Martin

                                    ANNEX II

                            TEXT OF BYLAWS AMENDMENTS


Section 2 of Article II of the Bylaws is deleted in its entirety and replaced with the following:

     "The Board of Directors shall consist of at least one, but no more than seventeen, directors, as determined from time to time by a vote of the majority of the votes cast at a meeting of the holders of the Common Stock of the Corporation entitled to vote thereon. Any vacancies created by any increase in the number of directors shall be filled in accordance with Section 13 of Article
II. Any decrease in the number of directors shall not affect the term of office of any director. Each director shall hold office until the annual meeting of stockholders of the Corporation at which his term of office expires and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Directors need not be stockholders."

     Section 13 of Article II of the Bylaws is deleted in its entirety and replaced with the following:

     "Vacancies resulting from any increase in the authorized number of directors shall be filled by a plurality of votes cast at a meeting of the holders of the Common Stock of the Corporation entitled to vote thereon. All other vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders. If, at the time of filling any such vacancy, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior thereto), the Court of Chancery may, upon application of any stockholder or stockholders holding a least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or to replace the directors chosen by the directors then in office, in the manner provided by statute. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office until the next election of directors and until their successor shall be elected and qualified."

                              GILMAN & CIOCIA, INC.


              CONSENT OF STOCKHOLDERS TO ACTION WITHOUT A MEETING:
           THIS CONSENT IS SOLICITED BY THE CONCERNED STOCKHOLDERS OF
                             GILMAN & CIOCIA, INC.

The undersigned, a stockholder of record of GILMAN & CIOCIA, INC. (the "Company"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of Common Stock, par value $0.01 per share, of the Company held by the undersigned, to each of the following actions without prior notice and without a vote as more fully described in THE CONCERNED STOCKHOLDERS' consent statement (the "Consent Statement"), receipt of which is hereby acknowledged.

1. First Bylaw Amendment Proposal: The Company's Bylaws are hereby amended pursuant to the resolution set forth in the Consent Statement to provide that the maximum number of Directors constituting the Company's Board of Directors shall be seventeen.

[ ] CONSENT [ ] WITHHOLD CONSENT [ ] ABSTAIN

If no box is marked with respect to the First Bylaw Amendment Proposal, this Consent will be expressed in favor of the amendment of the by-laws of the Company as set forth above.

2. Second Bylaw Amendment Proposal: The Company's Bylaws are hereby amended pursuant to the resolution set forth in the Consent Statement to provide that the Company's stockholders (and not the Board of Directors) shall determine the number of Directors serving on the Company's Board of Directors from time to time.

[ ] CONSENT [ ] WITHHOLD CONSENT [ ] ABSTAIN

If no box is marked with respect to the Second Bylaw Amendment Proposal, this Consent will be expressed in favor of the amendment of the by-laws of the Company as set forth above.

3. Third Bylaw Amendment Proposal: The Company's Bylaws are hereby amended pursuant to the resolution set forth in the Consent Statement to provide that the Company's stockholders (and not the Board of Directors) shall fill vacancies created by any increase in the number of Directors constituting the Board of Directors.

[ ] CONSENT [ ] WITHHOLD CONSENT [ ] ABSTAIN

If no box is marked with respect to the Third Bylaw Amendment Proposal, this Consent will be expressed in favor of the amendment of the by-laws of the Company as set forth above.

4. Board Expansion Proposal: The Company's stockholders hereby determine pursuant to the Company's Bylaws that the number of Directors serving on the Company's Board of Directors shall be nine.

[ ] CONSENT [ ] WITHHOLD CONSENT [ ] ABSTAIN

If no box is marked above with respect to the Board Expansion Proposal, this Consent will be expressed in favor of the expansion of the Board as set forth above.

5. Director Election Proposal: Elect Edward H. Cohen as a Class A Director, Steven Gilbert as a Class B Director and Michael P. Ryan as a Class C Director to the Company's Board of Directors (Messrs. Cohen, Gilbert and Ryan collectively being known as the "Nominees"), to serve until their respective successors are elected.

[ ] CONSENT [ ] WITHHOLD CONSENT [ ] ABSTAIN

To withhold consent to any proposed Nominee(s), specify the Nominee(s) in the following space: _________________

If no box is marked above with respect to the Director Election Proposal, this Consent will be expressed in favor of the election of all three Nominees, except that this Consent will not be voted in favor of the election of any Nominee whose name is written in the space provided.




                              PLEASE ACT PROMPTLY.

          IMPORTANT: THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID.

Dated:
Signature:
Signature (if held jointly):
Title or Authority (if applicable):

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized persons. The consent card votes all shares in all capacities.

       PLEASE MARK, SIGN AND DATE THIS CONSENT BEFORE MAILING THE CONSENT
                            IN THE ENCLOSED ENVELOPE.